Mail Stop 3561

August 11, 2006

Anders Halldin, Chief Executive Officer
Woize International Ltd.
1 Kingsway
London X0 WC2B 6FX

> **Re:** **Woize International Ltd.**
> **Form 10-KSB for Fiscal Year Ended March 31, 2006**
> **Filed July 14, 2006**
> **File No. 0-51797**

Dear Mr. Halldin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended March 31, 2006

Item 8A. Controls and Procedures, page 15

1. The disclosure in Item 8A should state, if true, that your certifying officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure.

Report of Independent Registered Public Accounting Firm, page F-2

2. It appears the scope paragraph to the audit report has been revised to include the suggested language from AU Section 9508.17. To further clarify this matter, please revise to also include the following sentence from AU 9508.18 prior to the suggested language from AU Section 9508.17: "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting."

3. We note the audit report does not cover the consolidated statements of income (loss), cash flows and changes in stockholders' equity (deficit) for the year ended March 31, 2005. Please revise to provide an audit report that covers the financial statements for the periods presented in your annual report.

Financial Statements, page F-3

Note 1 – Organization, page F-7

4. You disclose on page F-7 that through September 30, 2005, Woize Scandinavia AB performed your operations through a service agreement. Revise to disclose the material terms and conditions of this agreement, including but not limited to, the exact nature of the services Woize Scandinavia provided you and the fees you paid them.

5. Revise to provide a clear discussion of your VOIP business from its inception to present. Discuss the history of the roles Woize Scandinavia AB and other entities played in the development of the VOIP business and its ongoing operations. Tell us the date in fiscal year 2006 you began earning revenues and explain why you began recording revenues on such date. Discuss the operations of the VOIP business, if any, in periods prior to this date. Tell us if the operations of your business were performed and reported by another entity before you began reporting revenues.

6. In note 4, you state Woize Scandinavia AB was a related party until December 9, 2005. Tell us the nature of your relationship with this company. Tell us if Woize Ltd. was ever under common ownership with Woize Scandinavia or if Woize Ltd. was ever a subsidiary of Woize Scandinavia.

7. On the bottom of page F-7 you present the "net liabilities of the Company [that] were recorded at their historical cost basis." Please revise to clarify which company's pre-merger financial information you are presenting and as of what date.

Note 11 – Commitments and Contingencies, page F-13

8. Disclose when the stamp tax is due and payable. Explain to us why you cannot estimate the liability given the fact the tax is based on what was paid for Woize Ltd. shares.

Exhibits 31.1 and 31.2

9. The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note certain differences between the language of your certification and the language that is required. Specifically, the language in paragraphs 4(a) and (b) is incomplete. Please revise your certifications accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments no later than September 5, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies